Exhibit 12

BURLINGTON COAT FACTORY INVESTMENTS HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(All amounts in thousands)

	Fiscal Year Ended(1)	Transition Period From May 31, 2009 to	Fiscal Year Ended(1)
	May 30, 2009	January 30, 2010	January 29, 2011	January 28, 2012	February 2, 2013	February 1, 2014
Earnings:
Income (Loss) before Provision for Income Taxes	(338,572)	30,223	53,128	(10,420)	29,165	76,111
Fixed Charges	169,577	106,766	130,026	161,035	142,014	131,470
Amortization of Capitalized Interest	43	22	20	41	16	31
Interest Capitalized During the Period	(176)	(71)	—	(131)	(110)	(190)

Total Earnings	$(168,952)	$137,011	$183,174	$150,656	$171,195	$207,422

Fixed Charges:
Interest Expense	$102,716	$59,476	$99,309	$129,121	$113,927	$99,539
Interest Capitalized During the Period	176	71	—	131	110	190
Amortization of Deferred Debt Fees	10,335	8,238	12,346	11,904	5,805	7,675
Estimate of Interest Expense within Rent Expense	56,350	38,981	18,371	19,879	22,172	24,066

Total Fixed Charges	169,577	106,766	130,026	161,035	142,014	131,470

Ratio of Earnings to Fixed Charges	*	1.3	1.4	*	1.2	1.6

*	Earnings for fiscal years ended May 30, 2009 and January 28, 2012 were inadequate to cover fixed charges by $338.5 million and $10.4 million, respectively.